FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Section 16(a) of
                         the Securities Exchange Act of
                           1934, Section 17(a) of the
                   Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


             /_/ Check this box if no longer subject to Section 16.
                   Form 4 or Form 5 obligations may continue.
                              See Instruction 1(b).


1.   Name and Address of Reporting Person*:    Class A Common Stock Voting Trust
                                               ---------------------------------
                                                 (LAST)     (FIRST)    (MIDDLE)

                                    c/o PanAmSat Corporation One Pickwick Plaza
                                    -------------------------------------------
                                                     (STREET)

                                          Greenwich,   Connecticut     06830
                                          -------------------------------------
                                            (CITY)      (STATE)        (ZIP)


2.   Issuer Name and Ticker or Trading Symbol:
          PanAmSat Corporation-SPOT

3.   IRS or Social Security Number of Reporting Person  (Voluntary):

4.   Statement for Month/Year:
         4/1997

5.   If Amendment, Date of Original:
      (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer:     (Check all applicable)

_____  Director

_____  Officer (give title below)

__X__  10% Owner

_____  Other (specify below)


7.   Individual or Joint/Group Filing (Check Applicable Line)

____  Form filed by One Reporting Person

____  Form filed by More than One Reporting Person


                  Table I - Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned


1.   Title of Security:
      (Instr. 3)


2.   Transaction Date:
      (Month/Day/Year)


3.   Transaction Code:
      (Instr. 8)
      Code                 V


4.   Securities Acquired (A) or Disposed of (D):
      (Instr. 3, 4 and 5)

      Amount       (A) or (D)         Price


5.   Amount of Securities Beneficially Owned at End of Month:
      (Instr. 3 and 4)


6.   Ownership Form:   Direct (D) or Indirect (I):
      (Instr. 4)


7.   Nature of Indirect Beneficial Ownership:
      (Instr. 4)





Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).




           Table II - Derivative Securities Acquired, Disposed of, or
            Beneficially Owned (e.g., puts, calls, warrants, options,
                             convertible securities)


1.   Title of Derivative Security:
      (Instr. 3)
         Class A Common Stock, par value $0.01 per share

2.   Conversion or Exercise Price of Derivative Security:
         (1)

3.   Transaction Date :
      (Month/Day/Year)
         4/7/1997

4.   Transaction Code:
      (Instr. 8)
      Code                 V
      C(2)

5.   Number of Derivative Securities Acquired (A) or Disposed of (D):
      (Instr. 3, 4 and 5)

       (A)                 (D)
                         19,228,017


6.    Date Exercisable and Expiration Date:
       (Month/Day/Year)

       Date Exercisable             Expiration Date
       immediately                  None


7.   Title and Amount of Underlying Securities:
       (Instr. 3 and 4)

      Title                Amount or Number of Shares
      Common Stock,        19,228,017
      par value $0.01
      per share

8.   Price of Derivative Security:
      (Instr. 5)

9.   Number of Derivative Securities Beneficially Owned at End of Month:
      (Instr. 4)
         21,231,415

10.  Ownership Form of Derivative Security:   Direct (D) or Indirect (I):
       (Instr. 4)
         D

11.  Nature of Indirect Beneficial Ownership:
       (Instr. 4)


Explanation of Responses:


(1) Each share of Class A Common Stock is convertible at no cost into one share of the Company's Common Stock, par value $0.01 per share.


(2) Pursuant to a Voting Trust Agreement among the several holders of all of the issued and outstanding shares of Class A Common Stock of the Company, the Voting Trust is the direct beneficial owner of all of the issued and outstanding shares of Class A Common Stock. On April 7, 1997, 19,228,017 shares of Class A Common Stock beneficially owned by the Voting Trust were voluntarily converted by all holders of Class A Common Stock on a pro rata basis into 19,228,017 shares of Common Stock of the Company and issued pro rata to the record owners of the Class A Common Stock. The Voting Trust has no interest in these shares of Common Stock.





                                            *Class A Common Stock Voting Trust
                                             By: *Mary Anselmo, Joint Trustee

** Intentional misstatements or             /s/ James W. Cuminale
   omissions of facts constitute           -----------------------
   Federal Criminal Violations.            ** Signature of Reporting Person
   See 18 U.S.C. 1001 and                   * By: James W. Cuminale
   15 U.S.C. 78ff(a).                             Authorized Signatory

                                           Date: May 2, 1997


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.